

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2025

Robin Schulman
Chief Legal Officer
GitLab Inc.
268 Bush Street, #350
San Francisco, CA 94104

  Re: GitLab Inc.
    Form 10-K for the Fiscal Year Ended January 31, 2024
    File No. 001-40895

Dear Robin Schulman:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Technology